Via EDGAR
February 13, 2013
Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MEDL Mobile Holdings, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed February 12, 2013 File Number 333-180983

Dear Mr. Shuman:

The following response addresses the comment of the Staff (the “Staff”) as set forth in its letter dated February 12, 2013 (the “Comment Letter”) relating to Amendment No. 6 to the Registration Statement on Form S-1 of MEDL Mobile Holdings, Inc. filed on February 12, 2013.

The number of the response in this letter corresponds to the number of the Staff’s comment as set forth in the Comment Letter.

General

1.	We note your response to prior comment 3. Although the filing of Form D is not a condition to the availability of the safe harbor afforded by Rule 506, an issuer offering or selling securities in reliance on Rule 506 must file with the Commission a notice of sales containing the information required by Form D no later than 15 calendar days after the first sale of securities in the offering. See Rule 503(a)(1) of Regulation D. You disclose on page 33 of your prospectus that the unregistered offering was “intended to be exempt under Rule 506 of Regulation D,” and your response letter states that the securities were sold in January 2013. Please file a Form D for the unregistered offering.

A Form D has been filed on the date hereof.

Should the Staff have any additional comments or questions, please direct such to me at 212-981-6766 or in my absence to Gary Emmanuel at (646) 810-0601.

Very truly yours,

/s/ Harvey Kesner

Harvey Kesner

cc:	Mr. Andrew Maltin, Chief Executive Officer Mr. Murray Williams, Chief Financial Officer